UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.12)*

Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98502114

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 974,480

	8.	Shared Voting Power

	9.	Sole Dispositive Power 974,780

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 974,480

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 8.82

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 98502114

1.	Pollack Investment Partnership, LP 22-3736367

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person PN

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.
 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005, Amendment No. 7 was filed on November 30, 2005,
 Amendment No. 8 was filed on February 24, 2006, Amendment No. 9 was filed on March 10, 2006, Amendment No. 10 was filed on
 June 5, 2006, and Amendment No. 11 was filed on June 23, 2006 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman
 Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”),
 Federal Holdings, L.L.C. (“Federal”), Lawrence Seidman (“Seidman”), Patrick Robinson (“Robinson”), Harold Schechter (“Schechter”)
and Dennis Pollack (“Pollack”) collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Yardville National Bancorp (YANB), a  New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Pollack Investment Partnership, LP ("PIP") no longer owns any shares of YANB stock, and therefore is no longer considered a
 Reporting Person.

 Item 4. Purpose of Transaction

On January 26, 2007, Peter R. Bray Esq., counsel to Lawrence B. Seidman, sent a letter to Daniel J. O’Donnell, Esq., YANB's General Counsel requesting that the board engage independent outside counsel to conduct an investigation of the disclosure of non-public information by certain board members.  This letter, in its entirety, is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on January 26, 2006, the Reporting Persons owned beneficially an aggregate of 993,435 shares of Common Stock which constituted approximately 8.99% of the 11,049,065 shares of Common Stock outstanding as of November 6, 2006 as disclosed in the Issuer's Form 10-Q for the period ended September 30, 2006.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson

Schedule A

Entity	Date Purchased	Cost per Share	Cost	Shares
Seidman Clients	12/27/2006	38.8100	271.67	7
Total			271.67	7

                                                        Exhibit A

BRAY, CHIOCCA & MILLER, L.L.C.
ATTORNEYS AT LAW
LANIDEX EXECUTIVE CENTER
100 MISTY LANE
PARSIPPANY, NEW JERSEY  07054-2710

(973) 739-9600
FAX (973) 739-9696

PETER R. BRAY
RANDAL C. CHIOCCA                                                                            Counsel @bcmnjlaw.com
RICHARD I. MILLER

GEOFFREY T. BRAY

January 26, 2007

Via Lawyers Service

Daniel J. O’Donnell, Esq.
Yardville National Bancorp
2465 Kuser Road
Hamilton Twp., NJ 08690

Re: Lawrence B. Seidman - Yardville National Bancorp

Dear Mr. O’Donnell:

We write to you in our capacity as counsel to Lawrence B. Seidman and his affiliated entities. We address this letter to you in your capacity as counsel to the Board of Directors of Yardville National Bancorp (“YNB”). The matter addressed in this letter is unrelated to the pending litigation; hence, we are not corresponding with Pepper Hamilton, LLP.

Mr. Seidman has learned that one or more members of YNB's Board have been sharing non-public information with at least one shareholder of YNB. The type of information that has been selectively communicated is material and has the capacity to directly affect the trading in YNB's shares. This information should be publicly disclosed, so that all shareholders, and the public, will have the benefit of this information before making investment decisions.

This "leaking" of material non-public information is unquestionably improper and probably unlawful. Mr. Seidman demands that the Board engage independent outside counsel (i.e., a firm that has no prior connection with YNB or any member of its Board) to investigate this situation, report the results of the investigation to the Board, as well as the proper authorities with jurisdiction over these matters, and supervise the removal of the Director(s) who may have been involved in this misconduct.

If we do not receive written confirmation that the demanded actions have been undertaken within the next ten (10) days, we shall presume that the Board has decided to ignore this situation and thereby perpetuate it. In such event, Mr. Seidman will consider the pursuit of the remedies available to secure the redress of these matters.

                                                        Exhibit A

Daniel O’Donnell, Esq.
January 26, 2007

Mr. Seidman will fully cooperate with the investigation. Arrangements to interview Mr. Seidman, by the appointed counsel, can be made through this office.

Very truly yours,

PETER R. BRAY

PRB:blw
cc:  Lawrence B. Seidman